UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

11 March 2025

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Group Limited

Exchange release

11 March 2025

Notice of Dividend Currency Exchange Rates – 2025 Interim Dividend

On 18 February 2025, the Board of BHP determined to pay an interim dividend of 50 US cents per share for the half year ended 31 December 2024. Currency conversions are based on foreign currency exchange rates on a single day or an average for a period of days ending on or before the Record Date, being 7 March 2025.

For the 2025 interim dividend:

(i)	the AUD Australian dollar currency conversion will be based on the average rate over the period commencing on 6 March 2025 and ending on 7 March 2025;

(ii)	the GBP pound sterling currency conversion will be based on the rate on 7 March 2025;

(iii)	the NZD New Zealand dollar currency conversion will be based on the rate on 7 March 2025; and

(iv)	the ZAR South African rand currency conversion will be based on the average rate over the period commencing on 21 February 2025 and ending 22 February 2025[1].

The following table sets out the currency exchange rates applicable for the dividend:

Dividend 50 US cents per ordinary share	Exchange rate	Dividend per ordinary share in local currency
Australian cents	0.632163	79.093525
British pence	1.289200	38.783742
New Zealand cents	0.574700	87.001914
South African cents	18.35875	917.93750

Shareholders on the Australian, UK and South African share registers who are receiving dividends in AUD, GBP and ZAR respectively will have their dividend amounts converted directly from USD at the relevant exchange rate stated above.

Shareholders on the Australian register may elect to receive their dividend in NZD, GBP or USD. Shareholders who have elected to receive their dividends in a currency other than AUD will have their dividend amounts converted using the AUD/USD conversion rate (above), before being converted into the currency of payment at the below rates2:

NZD/AUD: 0.909101

GBP/AUD: 2.039347

For example, a shareholder on the Australian share register who elects to receive their dividend in NZD will first have their dividend amount converted from USD to AUD, and then from AUD to NZD. The NZD/USD exchange rate and NZD equivalent amount per share stated in the table above are for illustrative purposes only and may differ from the actual rate and amount applied.

Shareholders on the South African register will only receive dividends in ZAR.

The dividend will be paid on Thursday, 27 March 2025.

Authorised for release by Stefanie Wilkinson, Group General Counsel and Group Company Secretary.

[1]	On 25 February 2025, BHP announced the currency exchange rate applicable to the dividend payable in South African cents.
[2]	For the secondary conversion, the NZD/AUD and GBP/AUD currency conversions have been determined by using the relevant exchange rates specified in the table above.

BHP Group Limited ABN 49 004 028 077

Contacts

Media	Investor Relations
media.relations@bhp.com	investor.relations@bhp.com

Australia and Asia	Australia and Asia
Josie Brophy	John-Paul Santamaria
+61 417 622 839	+61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa
Gabrielle Notley	James Bell
+61 411 071 715	+44 7961 636 432

North America	Americas
Megan Hjulfors	Monica Nettleton
+1 403 605 2314	+1 416 518-6293

Latin America
Renata Fernandez
+56 9 8229 5357

BHP Group Limited

ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Level 18, 171 Collins Street

Melbourne

Victoria 3000 Australia

Tel: +61 1300 55 4757 Fax: +61 3 9609 3015

BHP Group is headquartered in Australia

bhp.com

BHP Group Limited ABN 49 004 028 077

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: March 11, 2025	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary